

CONTACT:
Anita Vazquez
8x8, Inc.
(408) 727-1885
Anita.Vazquez@8x8.com

8X8 ANNOUNCES RESULTS OF FIRST QUARTER OF FISCAL 2004

SANTA CLARA, Calif. (July 25, 2003) – 8x8, Inc. (Nasdaq: EGHT) today announced financial results for its first fiscal quarter ended June 30, 2003.

Total revenues for the first quarter of fiscal 2004 were $1.6 million, compared with $3.3 million for the same period of the prior year. The net loss for the quarter was $1.5 million, or $0.05 per share, compared with a net loss of $2.1 million, or $0.8 per share for the same period last year.

For detailed financial results and other disclosures, see 8x8's Report on Form 10-Q for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on July 25, 2003.

Additionally, the company announced that it has promoted Dr. Barry Andrews to President, and Marc Petit-Huguenin to Chief Technology Officer and Vice President, Engineering. Dr. Andrews most recently served as Chief Technology Officer and Vice President, Engineering, and Mr. Petit-Huguenin formerly served as Packet8's Chief Software Architect. Huw Rees, in addition to his role as CEO of Centile, Inc., will assume the role of Vice President, Sales and Marketing of 8x8, Inc.

About 8x8, Inc.
8x8, Inc. offers the Packet8 broadband telephone service (www.packet.net), consumer videophones, hosted iPBX solutions (through its subsidiary Centile, Inc.), and voice and video semiconductors and related software (through its subsidiary Netergy Microelectronics, Inc.). For more information, visit 8x8's web site at www.8x8.com.

Editors: 8x8 is a trademark of 8x8, Inc.

Financial Tables To Follow

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended June 30,	
	2003	2002
Product revenues	$ 861	$ 1,374
License and other revenues	762	1,894
Total revenues	1,623	3,268
Cost of product revenues	363	605
Cost of license and other revenues	391	256
Total cost of revenues	754	861
Gross profit	869	2,407
Operating expenses:		
Research and development	1,044	2,392
Selling, general and administrative	1,266	2,183
Total operating expenses	2,310	4,575
Loss from operations	(1,441)	(2,168)
Other income (expense), net	(59)	43
Net loss	$ (1,500)	$ (2,125)
Net loss per share:		
Basic and Diluted	$ (0.05)	$ (0.08)
Weighted average number of shares:		
Basic and Diluted	28,475	28,246

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	June 30, 2003		March 31, 2003	
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,903	$	3,371
Short-term investments		879		208
Accounts receivable, net		419		1,290
Inventory		380		352
Other current assets		719		595
Total current assets		4,300		5,816
Property and equipment, net		524		841
Intangibles and other assets		31		48
	$	4,855	$	6,705
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	833	$	652
Accrued compensation		656		847
Accrued warranty		476		477
Deferred revenue		292		545
Other accrued liabilities		1,049		1,125
Income taxes payable		214		226
Total current liabilities		3,520		3,872
Contingently redeemable common stock		488		669
Total stockholders' equity		847		2,164
	$	4,855	$	6,705